                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)
                                (Final Amendment)


                              SHELTER PROPERTIES VI
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. -- OFFEROR
                 (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                     Amount of Filing Fee**
        ----------------------                     ----------------------

           $5,363,346                                      $493.43

      *  For purposes of calculating the fee only.
      ** Previously paid.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                    Filing Party:
                                -----------------                ---------------

         Form or Registration No.:                  Date Filed:
                                  ---------------               ----------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.      [ ] going-private transaction subject to Rule
             13e-3.

         [ ] issuer tender offer subject to Rule 13e-4.           [ ] amendment to Schedule 13D under Rule
             13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership, in connection with its tender offer to purchase outstanding units of limited partnership interest of Shelter Properties VI, a South Carolina limited partnership, at a price of $346.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 8, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on June 25, 2002, the offer expired pursuant to its terms. A total of 945 units, representing approximately 2.21% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $346.00 per unit.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2002
                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)

                                       AIMCO-GP, INC.

                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY


                                       By:      /s/  Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President
                                           of each of the foregoing entities